Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 OCT 20 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 October 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

SUPPL

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leong

Dennis Leong
Company Secretary

09047128

dlw 10/20

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE GROUP TO ACQUIRE FOX-PITT KELTON COCHRAN CARONIA WALLER

- **Macquarie's global financial institutions (FIG) capabilities enhanced by incorporating FPK's equities sales and trading, research, advisory and capital markets teams**
- **Complements Macquarie's FIG presence in Asia-Pacific**
- **FPK clients to benefit from Macquarie's global reach and underwriting capacity**
- **Broadens Macquarie Securities' equity offering in the US and Europe**

NEW YORK, SEPTEMBER 30, 2009 — Macquarie Group ("Macquarie") (ASX: MQG; ADR: MQBKY) today announced it has entered into an agreement to acquire Fox-Pitt Kelton Cochran Caronia Waller LLC ("FPK"), a leading specialist investment bank focused on financial institutions.

The acquisition will enhance Macquarie's integrated offering to financial institutions around the world, adding deep expertise in North America and Europe to complement Macquarie's well-established FIG position in the Asia-Pacific region.

Founded in London in 1971, FPK employs 267 people, with approximately 50, 40 and 10 percent of staff located in the U.S., the UK and Asia respectively. Two thirds of executive staff are employed in the firm's securities business, with the remainder in advisory, corporate broking and capital markets.

Tim Bishop, President & CEO of Macquarie Capital (USA) Inc., said: "Combining the FPK team with ours is the ideal way to expand our financial institutions presence beyond the Asia-Pacific into North America and Europe. It is consistent with our focus

on key industry sectors and adds financial institutions as a core specialty for Macquarie. We plan to develop and grow FPK's valued specialist research, execution and advice and build their underwriting capacity.

"More broadly, acquiring a specialist firm like FPK is a prime example of Macquarie's expansion on both sides of the Atlantic," added Mr Bishop.

Over the last several years, Macquarie has pursued a consistent build out of its equities, advisory and capital markets activities across North America and Europe to complement its preeminent position in the Asia-Pacific region.

"Now more than ever, financial services clients seek expertise and strategic advice focused on their industry," said John Waller, President of FPK. "This transaction allows FPK to grow with its clients by bringing together Macquarie's global strength and capital resources with our specialist expertise."

Roy Laidlaw, Global Head of Macquarie Securities Group, said: "FPK and Macquarie's equity offerings in financial institutions are particularly complementary and together we'll deliver a wider and stronger mix of products to our respective clients. The combination will take our combined FIG research offering to 765 stocks globally and double the stock coverage universe in our growing U.S. and European securities platforms."

Following financial close, FPK's George Cochran and Len Caronia will become Chairmen of Macquarie Capital's global FIG advisory business. FPK President John Waller will co-Head Macquarie's global FIG advisory business alongside Macquarie Executive Director, Andrew Low. Charles Myers, FPK's Global Head of FIG Equities, will assume an equivalent role within Macquarie Securities as an Executive Director.

Transaction Terms and Timing

The transaction consideration consists of $US130 million in equity value, plus $US16.7 million of long-term liabilities, less cash on balance sheet at financial close. The consideration will be paid in cash, a portion of which will be deferred over four years following financial close. The impact on Macquarie's regulatory capital surplus as a result of the acquisition is anticipated to be immaterial. Closing is expected to occur by the end of the fourth quarter of 2009 and is subject to regulatory approvals and other customary closing conditions.

About Macquarie
Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts globally on behalf of institutional, corporate and retail clients and counterparties. Founded in 1969, Macquarie operates in more than 70 office locations in 26 countries. Macquarie employs approximately 12,500 people and has assets under management of over $US190 (£114) billion (as of July 31, 2009).

Macquarie Capital comprises Macquarie Group's corporate advisory, capital markets, underwriting, wholesale structuring, specialist funds (including infrastructure and real estate funds) and private equity capabilities.

Macquarie Securities Group has teams located in the major financial markets around the world, providing clients with specialist capabilities in equity underwriting, equity sales and trading, equities research and corporate broking and is consistently ranked highly for its research, sales and execution.

About FPK
Fox-Pitt Kelton Cochran Caronia Waller is one of the leading global specialist investment banks focused exclusively on the financial services sector. FPK's reputation has been built around its equity research team which has consistently been recognized by institutional investors for its quality and independence.

FPK is also a leading underwriter of equity securities and actively serves as a strategic advisor providing advice on mergers & acquisitions, corporate restructurings and equity capital market transactions for banks, insurance companies and other financial services companies around the world. FPK has been consistently ranked among the leaders in insurance investment banking transactions.

FPK has offices in London, New York, Chicago, San Francisco, Hartford, Boston, Hong Kong and Tokyo. FPK was acquired in 2006 by a group including members of management and investment funds managed by J.C. Flowers & Co. LLC.

For further information, please contact:

Investor enquiries
Stuart Green
Investor Relations
Macquarie Group
Tel: +61 2 8232 8845

Media enquiries – USA
Alex Doughty
Corporate Communications
Macquarie Group
Tel: +1 212 231 1310

Media enquiries – UK
Karen Smith
Corporate Communications
Macquarie Group
Tel: +44 20 3037 2420

Media enquiries – Australia
Paula Hannaford
Corporate Communications
Macquarie Group
Tel: +61 2 8232 4102

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

6 October 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 2 October 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 2 October 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com